

DIVISION OF
CORPORATION FINANCE
Mail Stop 3030

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

July 16, 2009

Raymond A. Link
Chief Financial Officer
FEI Company
5350 NE Dawson Creek Drive
Hillsboro, Oregon 97124-5793

     RE: **FEI Company**
             Form 10-K for the fiscal year ended December 31, 2008
             Filed February 20, 2009
             File No. 000-22780

Dear Mr. Link:

     We have completed our review of your Form 10-K and related filings
and do not, at this time, have any further comments.

                         Sincerely,

                         Brian Cascio
                         Accounting Branch Chief